Exhibit 99.1
Report for Disposal of Treasury Shares to ESOA
We disclose the sale and contribution of treasury shares to ESOA (Employee Stock Ownership Association) in order to execute ESOP (Employee Stock Ownership Plan) in 2007.
•	Number of shares : 207,322 Common Shares

(The number of shares were changed from 210,960 after employees’ actual subscription results)
*	Date of disclosure related with : October 22, 2007
•	Securities Company in Charge : Samsung Securities

•	Date of Disposal : November 7, 2007